SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2011

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Telecom Argentina S.A.

Item

1.	Press release dated August 1, 2011 entitled “Telecom Argentina S.A. announces consolidated six month period (‘1H11’) and second quarter results for fiscal year 2011 (‘2Q11’)”

FOR IMMEDIATE RELEASE

Market Cap P$ 19.6 billion

August 1, 2011

Contacts:

Pedro Insussarry

Solange Barthe Dennin

(54-11) 4968-3743/3752

Telecom Argentina S.A. announces

consolidated six month period (‘1H11’) and second quarter results for fiscal year 2011 (‘2Q11’)*

•	Consolidated Net Revenues amounted to P$8,616 million (+28% vs. 1H10); Mobile business in Argentina +33% vs. 1H10; Data + 31% vs. 1H10 and Internet +27% vs. 1H10.

•	Mobile subscribers in Argentina: 17.4 million; +2.1 million (+13% vs. 1H10).

•	Mobile Value Added Services in Argentina: +60% vs. 1H10; 46% of Service Revenues.

•	Mobile ARPU reached P$48 in 1H11 (+16% vs. 1H10).

•	ADSL ARPU increased to P$83 in 1H11 (+13% vs. 1H10); churn decreased to 1.2% from 1.6% in 1H10.

•	Operating Profit Before Depreciation and Amortization (“OPBDA”) reached P$2,702 million (+25% vs. 1H10), 31% of Net Revenues.

•	Operating Profit amounted to P$1,963 million (+28% vs. 1H10).

•	Net Income amounted to P$1,216 million (+41% vs. 1H10) due to an increase in OPBDA and positive financial results.

•	Net Cash Position: P$1,236 million, an increase of P$910 million vs. 1H10 due to a strong cash generation of the Group.

	As of June, 30
(in million P$, except where noted)	2011	2010	Δ $	Δ %
Consolidated Net Revenues	8,616	6,717	1,899	28%
Fixed Services	2,565	2,222	343	15%
Mobile	6,051	4,495	1,556	35%
Operating Profit before D&A	2,702	2,164	538	25%
Operating Profit	1,963	1,539	424	28%
Net Income	1,216	865	351	41%
Shareholders’ equity	6,592	5,247	1,345	26%
Net Financial Position - Cash	1,236	326	910	279%
CAPEX (excluding materials)	752	666	86	13%
Fixed lines in service (in thousand lines)	4,119	4,066	53	1%
Mobile customers (in thousands)	19,375	17,169	2,206	13%
Personal (Argentina)	17,392	15,334	2,058	13%
Núcleo (Paraguay) -including Wimax customers-	1,983	1,835	147	8%
Broadband access (in thousands)	1,457	1,274	183	14%
Fixed line traffic (in MM minutes, Internet & Public Telephony not incl.)	7,310	7,480	(170)	-2%
Incoming / Outgoing mobile voice traffic in Arg. (in MM minutes)	9,831	8,912	919	10%
Average Billing per user (ARBU) Fixed Telephony / voice (in P$)	43.9	41.6	2.8	7%
Average Revenue per user (ARPU) Mobile Services in Arg. (in P$)	48.3	41.5	6.6	16%
Average Revenue per user (ARPU) ADSL (in P$)	82.9	73.6	9.3	13%

*	Unaudited non financial data

1	www.telecom.com.ar

Buenos Aires, August 1, 2011 - Telecom Argentina (NYSE: TEO; BASE: TECO2), one of Argentina’s leading telecommunications companies, announced today a Net Income of P$1,216 million for the six month period ended June 30, 2011, or +41% when compared to the same period last year, due to a higher OPBDA and positive financial results.

	1H11	1H10	Δ $	Δ %
Net Revenues (MMP$)	8,616	6,717	1,899	28%
Net Income (MMP$)	1,216	865	351	41%
Earnings per Share (P$)	1.24	0.88	0.36
Earnings per ADR (P$)	6.18	4.39	1.78
OPBDA *	31%	32%
Operating Profit *	23%	23%
Net Income*	14%	13%

*	As a percentage of Net Revenues

During 1H11, Consolidated Net Revenues increased by 28% to P$8,616 million (+P$1,899 million vs. 1H10), mainly fueled by the Mobile and Broadband businesses. Moreover, Operating Profit increased by 28% to P$1,963 million (+P$424 million vs. 1H10).

Consolidated Operating Revenues
Mobile Services
Clients increased in 1H11, reaching 19.4 million as of the end of June 2011, representing an increase of 2.2 million (+13%) since June 30, 2010.
The activities developed to increase the usage of value added services (“VAS”) and customized offers, allowed Personal to increase consolidated net revenues to P$6,051 million (+35% vs. 1H10).
Telecom Personal in Argentina

As of June 30, 2011, Personal reached 17.4 million subscribers in Argentina (+13% or 2.1 million vs. 1H10), thus improving its market position. The overall subscriber base mix continued with 30% of postpaid (including “Cuentas claras” plans and 3G modems) and 70% prepaid.

In 1H11, Net Revenues reached P$5,707 million (+P$1,428 million or 33% vs. 1H10) while Service Revenues (excluding handset sales) amounted to P$5,050 million (+31% vs. 1H10), with 46% corresponding to value-added services (‘VAS’) revenues (vs. 38% in 1H10). VAS revenues increased 60% vs. 1H10.

During 1H11, the overall voice traffic minutes increased by 10% vs. 1H10. Meanwhile, SMS traffic performance (incoming and outgoing charged messages), climbed to 5,291 million in 1H11 from a monthly average of 4,246 million messages in 1H10 (+25% vs. 1H10). Due to this increase in traffic and VAS usage, Average Monthly Revenue per User (ARPU) increased to P$48 during 1H11 (+16% vs. 1H10). Furthermore, ARPU for the 2Q11 reached P$49 (+16% vs. 2Q10).

2	www.telecom.com.ar

Initiatives

During 2Q11, Personal continued deepening its strategy of promoting massive usage of VAS with the launch of a disruptive offer of Mobile Internet of P$1 per day for prepaid and postpaid clients, which allowed them to access by their mobile to e-mail, social networks, navigation and GPS, among other data application. This new value offer was launched taking advantage of the Father’s Day campaign.

During the second quarter of the year, Personal extended its premium platform -Personal Black- by launching new devices that strengthens the innovative positioning of the Company such as the Motorola Xoom tablet, the new LG Optimus, the first Smartphone in Argentina with Windows Phone 7, and the Motorola Atrix, a device prized as the best smartphone in the last Consumer Electronics Show (CES 2011).

Therefore, Personal continued offering different alternatives and devices which fit to the communication and navigation needs of the clients, introducing offers that follow innovation and industry trends.

In addition, Personal continued its brand positioning associated to sports by being the main sponsor in the Rugby National Team and the Rally Dakar 2011 competition and to music by sponsored international artists focused on youth.

Furthermore, during 1H11, Personal continued with its convenience strategy of fostering benefits such as service packs and recharges by offering special services to its client base under their fidelity program.

Telecom Personal in Paraguay
By the end of June 2011, Nucleo’s subscriber base reached almost 2 million clients (+8% vs. 1H10), including Wimax clients. Prepaid and Postpaid customers represented 84% and 16%, respectively.

Personal’s subsidiary in Paraguay generated revenues equivalent to P$344 million during 1H11 (+59% vs. 1H10) driven by an economy with a strong growth that allowed Nucleo to develop innovative commercial offers and to lead the Mobile Internet market. Moreover, the level of ARPU reached P$26 in 1H11, vs. P$18 one year ago.

Fixed Services (Voice, Data Transmission & Internet)

During 1H11 revenues generated by fixed services amounted to P$2,565 million, +15% vs. 1H10; with Data revenues (+31% vs. 1H10) and Internet (+27% vs. 1H10) growing in relative terms the most in this segment.

3	www.telecom.com.ar

Voice

Total Revenues for this service reached P$1,537 million in 1H11 (+8% vs. 1H10). The results of this line of business continued to be affected by frozen tariffs of regulated services determined in 2002.

Monthly Charges and Supplementary Services increased by P$30 million, or +7% vs. 1H10, to P$465 million, as a consequence of a higher number of lines in service (+1%), which surpassed 4.1 million, and a 18% increase in supplementary services.

Revenues generated by Local and Domestic Long Distance Measured Services and International Services totaled P$707 million, an increase of P$59 million or +9% vs. 1H10. In relative terms, revenues from local calls increased the most, with 12% vs. 1H10, mainly due to the incorporation of flat rate packs and, secondly, by domestic long distance traffic (+8% vs. 1H10). Meanwhile, revenues from international services increased by 6% vs. 1H10.

Interconnection revenues reached P$232 million (+12% vs. 1H10), mainly due to an increase in mobile interconnection prices.

Public telephony reached P$27 million (-P$5 million vs. 1H10). Finally, other revenues totaled P$106 million (+8% vs. 1H10) mainly due to higher revenues on equipment sales.

During 2Q11, Telecom continued promoting different offers to motivate the fixed business. In that sense, Telecom enlarged its Aladino’s offer by launching Aladino 410, a device that allows savings in energy thanks to its ECO Dect system, oriented to family use.

Data Transmission and Internet

Data transmission revenues amounted to P$207 million (+31% vs. 1H10), where the focus was to strengthen Telecom’s position as an integrated ICT provider.

During 1H11 Telecom continued promoting its Virtual switch, the communications platform that combines the traditional PBX service with advanced functions that enhance the integration with IT tools and allows savings in infrastructure costs.

During 1H11, Telecom continued offering Data services in the SMEs segment benefiting from its competitive advantage in this type of services. In the 2Q11, Telecom finalized the installation of the 911 Emergency service in the City of Buenos Aires and therefore started to recognize the corresponding revenues.

Revenues related to Internet totaled P$821 million (+P$177 million or 27% vs. 1H10), mainly due to the continued expansion of broadband services.

4	www.telecom.com.ar

As of June 30, 2011, Telecom reached near 1.5 million ADSL accesses (+14% vs. 1H10). These connections represented 35% of Telecom’s fixed lines in service. In addition, ADSL ARPU reached to P$83 in 1H11, +13% when compared to 1H10 and churn declined to 1.2% in 1H11 (vs. 1.6% in 1H10).

During 2Q11, Telecom continued enhancing the broadband offers with the aim of increasing the ADSL customer base, thus under the slogan “Internet en Todo” (Internet everywhere), positioned Internet as a tool for the different aspects of everyday’s life. Following with this concept, Arnet presented its bundled offers with complementary services such as local calls with mobile Internet and “Arnet Turbo”, that provides a speed increase in periods of the day according to customers’ preferences.

With these packages, the aim is to cover the customers’ multiple needs of connectivity and generate value added services in the fixed broadband service.
Consolidated Operating Costs

The Cost of Services Provided, Administrative Expenses and Selling Expenses totaled P$6,653 million in 1H11, an increase of P$1,475 million, or +28%, vs. 1H10. The increase is a consequence of higher commercial costs due to a higher volume of revenues, inflationary effects in the general cost structure, and greater expenses related to intense competition in the industry.

The cost breakdown is as follows:

•        Salaries and Social Security Contributions totaled P$1,097 million (+30% vs. 1H10), mainly affected by increases in salaries due to the labor agreement reached in July 2010 and expired in June 2011 and the increase in employees. Regarding personnel, in the same period the incorporation of 671 employees in the mobile business and the decrease in headcount in the fixed services of 13 employees vs. 1H10 resulted in a total headcount at the end of the period of 16,075 employees.

•        Taxes reached P$754 million (+32% vs. 1H10), impacted mainly by higher average rates in turnover taxes applied to higher volume of revenues, by taxes related to debit and credit taxes, and by higher taxes from municipal jurisdictions.

•        Network access costs (includes TLRD, Roaming, Interconnection, international settlement charges and lease of circuits) amounted to P$724 million, +P$44 million vs. 1H10. This was mainly due to savings from stimulating on-net traffic among mobile clients and higher mobile coverage that allowed savings in roaming costs.

•        Agents, prepaid card commissions and other commissions were P$800 million (+40% vs. 1H10), mainly due to the increase in commissions paid to commercial agents associated with higher revenues from the sale of more sophisticated handsets, higher costs associated with a higher volume of acquisitions and retention of customers and higher cards sales and prepaid recharges.

5	www.telecom.com.ar

•         Advertising amounted to P$264 million (+47% vs. 1H10), oriented towards supporting the commercial activity in mobile and Internet services and to strengthen the brands of the Telecom Group through the sponsorship of important national sports and artistic events.

•         Cost of handsets sold totaled P$956 million (+44% vs. 1H10) due to an increase in high-end handsets sales and a higher number of handset upgrades, performed to stimulate VAS usage. These effects resulted in the increase of the average cost of handsets.

•         Fees for services amounted to $395 million (+44% vs. 1H10), principally due to higher costs from the call centers, more services requirements, and to the renegotiation with suppliers of certain agreements contemplating higher costs in the cost structure of providers.

•         Depreciation of Fixed and Intangible Assets reached P$739 million (+18% vs. 1H10). Fixed services totaled P$370 million (+7% vs. 1H10) and mobile services totaled P$369 million (+32% vs. 1H10). This increase was due to a higher transfer to fixed assets, mainly in network access, transmission equipment and switching equipment in both businesses.

•         Others Costs totaled P$924 million (+20% vs. 1H10). This increase was mainly due to general increases in services such as maintenance, materials and supplies (+28% vs. 1H10), and increase in bad debt expenses, that represented approximately 1% of consolidated costs, and an increase in costs related to VAS, such as content offers.

Consolidated Financial and Holding Results

Financial and Holding Results resulted in a gain of P$56 million, an increase of P$102 million vs. a loss of $46 million in 1H10. This was mainly due to a gain in net financial interest of P$67 million in 1H11 (+P$37 million vs. 1H10) derived from a healthy financial position and to losses for FX results of P$1 million in 1H11 (vs. losses of P$66 million in 1H10) as a result of a lower exposure to foreign currency debts.

Consolidated Net Financial Position

As of June 30, 2011, Net Financial Position (Cash, Cash Equivalents and current Investments minus Loans) totaled P$1,236 million in cash, an improvement of P$910 million vs. Net Financial Position as of June 2010. This was due to the strong cash flow generation evidenced in the period that also allowed the Company to pay P$915 million in cash dividends.

6	www.telecom.com.ar

Capital Expenditures

During 1H11, the Company invested P$752 million (excluding materials). This amount was allocated to Fixed Services (P$431 million) and Mobile services (P$321 million). In relative terms, capex reached 9% of net consolidated revenues.

Main capex projects are related to quality improvements of the services offered to sustain the growth of Mobile Internet together with the offer of innovative VAS, as well as to support ADSL services to enhance customer access speed. Moreover, projects associated to the expansion of transmission and transport networks to face the growing demand from fixed and mobile customers implemented.

Recent Relevant Matters

During the 1H11, Shareholders from Telecom Argentina approved a cash dividend payment of P$915 million (equivalent to P$0.93 per share) that was paid on last April 19th. Moreover, Telecom Personal made a cash dividend payment of P$640 million to its Shareholders (Telecom Argentina and Nortel Inversora) that was split in two installments, the first of P$540 million was paid on April 19th, 2011 and the second of P$100 on June 22nd, 2011.

***********

7	www.telecom.com.ar

Telecom is the parent company of a leading telecommunications group in Argentina, where it offers, either or through its controlled subsidiaries local and long distance fixed-line telephony, cellular, data transmission and Internet services, among other services. Additionally, through a controlled subsidiary, the Telecom Group offers cellular services in Paraguay. The Company commenced operations on November 8, 1990, upon the Argentine government’s transfer of the telecommunications system in the northern region of Argentina.

Nortel Inversora S.A. (“Nortel”), which acquired the majority of the Company from the Argentine government, holds 54.74% of Telecom’s common stock. Nortel is a holding company whose common stock (approximately 70% of capital stock) is owned by Sofora Telecomunicaciones S.A. Additionally, Nortel capital stock comprised of preferred shares that are held by minority shareholders.

As of June 30, 2011, Telecom had 984,380,978 shares outstanding.

(*) Employee Stock Ownership Program

For more information, please contact the Investor Relations Department:

Pedro Insussarry (5411) 4968 3743	Solange Barthe Dennin (5411) 4968 3752	Ruth Fuhrmann (5411) 4968 4448	Horacio Nicolás del Campo (5411) 4968 6236	Gustavo Tewel (5411) 4968-3718

Voice Mail: (5411) 4968 3628

Fax: (5411) 4968 3616

E-mail: relinver@ta.telecom.com.ar

For information about Telecom Group services, visit:

www.telecom.com.ar

www.personal.com.ar

www.personal.com.py

www.arnet.com.ar

Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to, the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; the effects of its debt restructuring process; the impact of emergency laws enacted by the Argentine Government; and the impact of rate changes and competition on the Company’s future financial performance. Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect the Company’s expected results. The risks and uncertainties include, but are not limited to, the impact of emergency laws enacted by the Argentine government that have resulted in the repeal of Argentina’s Convertibility law, devaluation of the peso, various changes in restrictions on the ability to exchange pesos into foreign currencies, and currency transfer policy generally, the “pesification” of tariffs charged for public services, the elimination of indexes to adjust rates charged for public services and the Executive branch announcement to renegotiate the terms of the concessions granted to public service providers, including Telecom. Due to extensive changes in laws and economic and business conditions in Argentina, it is difficult to predict the impact of these changes on the Company’s financial condition. Other factors may include, but are not limited to, the evolution of the economy in Argentina, growing inflationary pressure and evolution in consumer spending and the outcome of certain legal proceedings. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document. The Company undertakes no obligation to release publicly the results of any revisions to forward-looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in the Company’s business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult the Company’s Annual Report on Form 20-F, as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission for further information concerning risks and uncertainties faced by Telecom.

(Financial tables follow)

*******

Enrique Garrido

Chairman

8	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Six months Period and Second Quarter - Fiscal Year 2011

(In millions of Argentine pesos)

1-	Consolidated Balance Sheet

	06/30/2011	12/31/2010	Δ$	Δ%
Cash, equivalents and investments	1,425	1,387	38	3%
Trade receivables	1,501	1,449	52	4%
Other current assets	567	778	(211)	-27%
Total Current Assets	3,493	3,614	(121)	-3%
Fixed & Intangible assets	8,430	8,248	182	2%
Other non-current assets	146	102	44	43%
Total Non Current Assets	8,576	8,350	226	3%
Total Assets	12,069	11,964	105	1%
Accounts payable	2,777	2,908	(131)	-5%
Loans	55	42	13	31%
Taxes payable	837	1,022	(185)	-18%
Reserves	106	64	42	66%
Other current liabilities	429	444	(15)	-3%
Total Current Liabilities	4,204	4,480	(276)	-6%
Accounts payable	4	—	4	—
Loans	134	121	13	11%
Taxes payable	91	154	(63)	-41%
Reserves	569	536	33	6%
Other non-current liabilities	311	310	1	0%
Total Non Current Liabilities	1,109	1,121	(12)	-1%
Total Liabilities	5,313	5,601	(288)	-5%
Minority Interest	164	126	38	30%
Shareholders' equity	6,592	6,237	355	6%
Total Liabilities, Minority Interest and Equity	12,069	11,964	105	1%

2-	Consolidated Loans

	06/30/2011	12/31/2010	Δ$	Δ%
Banks and other financial institutions	17	31	(14)	-45%
Bank overdraft	35	9	26	—
Accrued interest	3	2	1	50%
Total Current Loans	55	42	13	31%
Banks and other financial institutions	134	121	13	11%
Total Non Current Loans	134	121	13	11%
Total Loans	189	163	26	16%

Cash and cash equivalents	1,425	1,387	38	3%

Net Financial Position- Cash	1,236	1,224	12	1%

9	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Six months Period and Second Quarter - Fiscal Year 2011

(In millions of Argentine pesos)

3-	Consolidated Income Statement

Six Months Comparison

	06/30/2011	06/30/2010	Δ$	Δ%

Net revenues	8,616	6,717	1,899	28%
Cost of services	(4,179)	(3,363)	(816)	24%
Gross Profit	4,437	3,354	1,083	32%
Administrative expenses	(311)	(244)	(67)	27%
Selling expenses	(2,163)	(1,571)	(592)	38%
Operating Profit	1,963	1,539	424	28%
Financial and holding results	56	(46)	102	—
Other expenses, net	(136)	(123)	(13)	11%
Results from ordinary operations	1,883	1,370	513	37%
Taxes on income	(655)	(502)	(153)	30%
Minority interest	(12)	(3)	(9)	—
Net Income	1,216	865	351	41%

Operating Profit before D & A	2,702	2,164	538	25%
As a % of Net Revenues	31%	32%

Financial and Holding results

	06/30/2011	06/30/2010	Δ$	Δ%
Financial results generated by assets
Interest	82	74	8	11%
Foreign currency exchange results	22	21	1	5%
Holding results generated by inventories	(16)	(5)	(11)	—
Other financial results	1	—	1	—
Total Financial results generated by assets	89	90	(1)	-1%
Financial results generated by liabilities
Interest	(15)	(44)	29	-66%
Foreign currency exchange results and loss on derivatives	(23)	(87)	64	-74%
Other financial results	5	(5)	10	-200%
Total Financial results generated by liabilities	(33)	(136)	103	-76%
Total Financial and holding results	56	(46)	102	-222%

4-	Consolidated Income Statement

Three Months Comparison

	06/30/2011	06/30/2010	Δ$	Δ%

Net revenues	4,485	3,468	1,017	29%
Cost of services	(2,207)	(1,745)	(462)	26%
Gross Profit	2,278	1,723	555	32%
Administrative expenses	(157)	(123)	(34)	28%
Selling expenses	(1,138)	(824)	(314)	38%
Operating Profit	983	776	207	27%
Financial and holding results	15	11	4	36%
Other expenses, net	(89)	(72)	(17)	24%
Results from ordinary operations	909	715	194	27%
Taxes on income	(318)	(260)	(58)	22%
Minority interest	(3)	(1)	(2)	200%
Net Income	588	454	134	30%

Operating Profit before D & A	1,360	1,100	260	24%
As a % of Net Revenues	30%	32%

10	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Six months Period and Second Quarter - Fiscal Year 2011

(In millions of Argentine pesos)

5-	Consolidated Revenues Breakdown

Six Months Comparison

	06/30/2011	06/30/2010	Δ$	Δ%
Fixed Telephony	1,384	1,276	108	8%
Measured service Local	282	252	30	12%
Measured service DLD	272	252	20	8%
Monthly charges	465	435	30	7%
Public telephones	27	32	(5)	-16%
Interconnection	232	207	25	12%
Others	106	98	8	8%
International Telephony	153	144	9	6%
Data transmission & Internet	1,028	802	226	28%
Data	207	158	49	31%
Internet	821	644	177	27%
MobileTelephony	6,051	4,495	1,556	35%
Telecom Personal	5,707	4,279	1,428	33%
Monthly fee and measured service	1,730	1,506	224	15%
Calling Party Pays	315	291	24	8%
TLRD *	402	366	36	10%
VAS	2,325	1,449	876	60%
Handset sales	657	423	234	55%
Others (Includes Roaming)	278	244	34	14%
Núcleo	344	216	128	59%
Monthly fee and measured service	137	92	45	49%
Calling Party Pays	6	5	1	20%
TLRD *	21	16	5	31%
VAS	143	79	64	81%
Internet - Wimax	10	8	2	25%
Handset sales	14	2	12	—
Others (Includes Roaming)	13	14	(1)	-7%
Total net revenues	8,616	6,717	1,899	28%

6-	Consolidated Revenues Breakdown

Three Months Comparison

	06/30/2011	06/30/2010	Δ$	Δ%
Fixed Telephony	708	654	54	8%
Measured service Local	145	132	13	10%
Measured service DLD	142	126	16	13%
Monthly charges	235	219	16	7%
Public telephones	13	15	(2)	-13%
Interconnection	119	108	11	10%
Others	54	54	—	0%
International Telephony	77	74	3	4%
Data transmission & Internet	548	412	136	33%
Data	122	84	38	45%
Internet	426	328	98	30%
MobileTelephony	3,152	2,328	824	35%
Telecom Personal	2,973	2,218	755	34%
Monthly fee and measured service	893	729	164	22%
Calling Party Pays	163	147	16	11%
TLRD *	206	185	21	11%
VAS	1,216	803	413	51%
Handset sales	354	237	117	49%
Others (Includes Roaming)	141	117	24	21%
Núcleo	179	110	69	63%
Monthly fee and measured service	73	43	30	70%
Calling Party Pays	4	3	1	33%
TLRD *	6	6	—	0%
VAS	77	45	32	71%
Internet - Wimax	5	4	1	25%
Handset sales	7	1	6	—
Others (Includes Roaming)	7	8	(1)	-13%
Total net Revenues	4,485	3,468	1,017	29%

*	Charges for the termination of calls of the cellular operators.

11	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Six months Period and Second Quarter - Fiscal Year 2011

(In millions of Argentine pesos)

7-	Consolidated Income Statement

Six month Period - Fiscal Year 2011

	06/30/2011	06/30/2010	Δ$	Δ%
Net Revenues	8,616	6,717	1,899	28%
Salaries and social security contributions	(1,097)	(844)	(253)	30%
Taxes, taxes with the regulatory authority	(754)	(572)	(182)	32%
Materials and supplies	(407)	(319)	(88)	28%
Bad debt expenses	(84)	(63)	(21)	33%
Interconnection cost	(94)	(95)	1	-1%
Settlement charges	(70)	(70)	—	0%
Lease of lines and circuits	(80)	(71)	(9)	13%
Service fees	(395)	(274)	(121)	44%
Advertising	(264)	(179)	(85)	47%
Agent, Prepaid card commissions and other commissions	(800)	(573)	(227)	40%
Cost of voice, data and cellular handsets	(956)	(662)	(294)	44%
Roaming and TLRD	(480)	(444)	(36)	8%
Others	(433)	(387)	(46)	12%
Total Costs before D&A	(5,914)	(4,553)	(1,361)	30%
Operating Profit before D&A	2,702	2,164	538	25%
Depreciation of fixed assets	(730)	(615)	(115)	19%
Amortization of intangible assets	(9)	(10)	1	-10%
Operating Profit	1,963	1,539	424	28%
Financial and Holding Income	56	(46)	102	—
Other expenses, net	(136)	(123)	(13)	11%
Income from ordinary operations	1,883	1,370	513	37%
Taxes on income	(655)	(502)	(153)	30%
Minority interest	(12)	(3)	(9)	—
Net Income	1,216	865	351	41%

8-	Consolidated Income Statement

Second Quarter - FY 2011

	06/30/2011	06/30/2010	Δ$	Δ%
Net Revenues	4,485	3,468	1,017	29%
Salaries and social security contributions	(584)	(440)	(144)	33%
Taxes, taxes with the regulatory authority	(392)	(299)	(93)	31%
Materials and supplies	(219)	(163)	(56)	34%
Bad debt expenses	(45)	(34)	(11)	32%
Interconnection cost	(46)	(48)	2	-4%
Settlement charges	(36)	(31)	(5)	16%
Lease of lines and circuits	(40)	(35)	(5)	14%
Service fees	(214)	(140)	(74)	53%
Advertising	(132)	(100)	(32)	32%
Agent, Prepaid card commissions and other commissions	(417)	(298)	(119)	40%
Cost of voice, data and cellular handsets	(538)	(364)	(174)	48%
Roaming and TLRD	(236)	(215)	(21)	10%
Others	(226)	(201)	(25)	12%
Total Costs before D&A	(3,125)	(2,368)	(757)	32%
Operating Profit before D&A	1,360	1,100	260	24%
Depreciation of fixed assets	(371)	(318)	(53)	17%
Amortization of intangible assets	(6)	(6)	—	0%
Operating Profit	983	776	207	27%
Financial and Holding Income	15	11	4	36%
Other expenses, net	(89)	(72)	(17)	24%
Income from ordinary operations	909	715	194	27%
Taxes on income	(318)	(260)	(58)	22%
Minority interest	(3)	(1)	(2)	200%
Net Income	588	454	134	30%

12	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Additional Information - in IFRS -

(In million of Argentine pesos )

9-	Consolidated Income Statement

Annual Comparison

	06/30/2011	06/30/2010	Δ$	Δ%
Service Revenues	7,864	6,270	1,594	25%
Equipment Sales	720	447	273	61%
Other income	31	17	14	82%
Total Revenues	8,615	6,734	1,881	28%
Salaries and social security	(1,095)	(844)	(251)	30%
Taxes	(753)	(568)	(185)	33%
Interconnection costs and lease of circuits	(243)	(236)	(7)	3%
Agent commissions and distribution of prepaid cards
commissions and other commissions	(700)	(510)	(190)	37%
Charges for TLRD and Roaming	(478)	(443)	(35)	8%
Advertising costs	(257)	(176)	(81)	46%
Fees for services, maintenance, materials and supplies	(788)	(577)	(211)	37%
Cost of handset sales	(762)	(502)	(260)	52%
Contingencies	(61)	(68)	7	-10%
Severance payments and termination benefits	(48)	(30)	(18)	60%
Bad debt expenses	(84)	(63)	(21)	33%
Other operating expenses	(427)	(385)	(42)	11%
Operating income before depreciation and amortization	2,919	2,332	587	25%
Como % de ventas netas	34%	35%	-1%	-2%
Depreciation of fixed assets	(709)	(611)	(98)	16%
Depreciation of new intangible assets	(272)	(188)	(84)	45%
Amortization of other intangible assets	(9)	(10)	1	-10%
Operating income	1,929	1,523	406	27%
Financial results generated by assets	106	95	11	12%
Financial results generated by liabilities	(89)	(165)	76	-46%
Net income before income tax	1,946	1,453	493	34%
Income tax expense, net	(670)	(528)	(142)	27%
Net income	1,276	925	351	38%

Net Income attributable to the parent	1,261	921
Net Income attributable to non-controlling interest	15	4

10-	Balance Sheet

Annual Comparison

	06/30/2011	12/31/2010	Δ$	Δ%
Net equity under Argentine GAAP	6.592	6.237	355	6%
IFRS adjustments
Non-controlling interest	164	126	38	30%
Revenue recognition	(96)	(100)	4	-4%
Intangible Assets	517	464	53	11%
Other adjustments	(121)	(107)	(14)	13%
Tax effects on IFRS adjustments	(124)	(109)	(15)	14%
Total equity under IFRS	6.932	6.511	421	6%

Equity attributable to the parent	6.790	6.404
Equity attributable to the non-controlling interest	142	107

13	www.telecom.com.ar

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: August 3, 2011	By:	/s/ Enrique Garrido
		Name:	Enrique Garrido
		Title:	Chairman of the Board of Directors